





EXCELLENCE

CONSOLIDATED GRAPHICS®



Our Business Strategy and Opportunity

We provide our customers with the service and responsiveness of a *local* printing company combined with the economic and geographic advantages of a large *national* printer. Our coast-to-coast presence represents more locations, more printing capacity and more customers than any other company in the industry. Our geographic footprint, advanced technology and local leadership enable us to provide consistent high-quality products and superior customer service, opening the door to tremendous long-term growth opportunities.



CONSOLIDATED GRAPHICS® HAS THE LARGEST SHEET-FED AND HALF-WEB PRINTING CAPACITY IN THE COUNTRY, ENABLING PRODUCTION OF HIGH-QUALITY, CUSTOMIZED PRINT MATERIALS FROM COAST TO COAST.


LONE STAR
STEAKHOUSE & SALOON
~Welcome To~
THE LONE STAR
~State of Mind~


KOHL'S


Corporate Packages


track notes


exponent
2003


P'ZONE'S are BACK!
New!
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COME VISIT OUR NEW LOCATION!
Pizza Hut


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NATIONAL GEOGRAPHIC


M coupe
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DISH NETWORK
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THE LOWEST ALL-DIGITAL PRICE IN AMERICA!

WE OFFER THE COMPLETE SPECTRUM OF TRADITIONAL PRINTING SERVICES PLUS FULFILLMENT AND INTERNET-BASED PRINT PROCUREMENT SOLUTIONS.


CLEVELAND INDIANS
MEDIA GUIDE


KITCHENAID
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TABLE OF CONTENTS

Consolidated Graphics® is one of America's premier providers of commercial printing services, with a coast-to-coast presence of 65 printing companies located in 25 states. We have the largest and most technologically advanced sheet-fed and half-web printing capacity in the United States, enabling us to produce high quality customized printed materials such as product and capability brochures, marketing and direct mail pieces, newsletters and annual reports. Our broad customer base of more than 13,000 includes many of the nation's most recognized corporations. Complementing our core printing services, Consolidated Graphics provides an extensive range of advanced fulfillment and Internet-based print procurement and management solutions through CGXmedia®. Our companies combine personalized local service with the advantages of a strong national organization – purchasing power, management and technological support, and financial resources – to add value to our customer relationships and expand our market leadership position. Consolidated Graphics is listed on the New York Stock Exchange under the symbol "CGX."


CGX
Listed
NYSE

For more information, visit our Web sites at www.consolidatedgraphics.com and www.cgxmedia.com







Success Through Excellence

From complete printing solutions to superior customer service, excellence is an integral part of Consolidated Graphics® and the key to our consistent success. In today's competitive business environment, excellence means exceeding customer expectations – delivering what they want, when they want it, at a competitive price.

This is especially true in the commercial printing business. Every product projects a customer's identity and image. Quality cannot be compromised. Short lead times are the rule. Rapid responsiveness and frequent customer interaction are required.

At Consolidated Graphics, excellence means never being satisfied with less than our best effort. We strive for excellence in everything we do. We are continuously improving our products, service, technology and leadership for a positive, long-term impact. Quite simply, excellence is our signature and the essential measure of our success.





65 FACILITIES IN 25 STATES

13,000 CUSTOMERS

4,600 EMPLOYEES

600 SALES PROFESSIONALS

170 LEADERSHIP DEVELOPMENT PROGRAM ASSOCIATES

2003 Annual Report

(In thousands, except per share data)

March 31	**2003***	2002	2001**
Sales	**$710,279**	$643,948	$683,396
Operating income	**1,400**	42,944	58,133
Income (loss) before accounting change	**(12,939)**	16,680	22,111
Diluted earnings per share	**(.96)**	1.25	1.68
Operating cash flow	**95,357**	69,756	68,118
Working capital	**$ 60,104**	$ 85,036	$ 79,488
Total assets	**512,583**	676,733	674,667
Long-term debt	**143,167**	213,860	246,729
Shareholders' equity	**221,223**	306,598	287,534

* Includes a goodwill impairment charge of $38,033 as of March 31, 2003 pursuant to SFAS No. 142 and excludes a $74,376, net of tax, transitional impairment charge pursuant to the adoption of SFAS No. 142 effective April 1, 2002.

**Includes a special charge of $6,440 ($4,117 net of tax) related to the consolidation of certain facilities and exiting one portion of our business at another location.


June 1994* to March 2003
% Increase
200%
100%
0%
85%
113%
192%
S&P 500 Index
Dow Jones Industrial Average
CGX

*Consolidated Graphics' initial public offering was in June 1994

Letter to Our Shareholders

Excellence has been part of the Consolidated Graphics® culture since the Company's inception in 1985. It sustains us through the tough times in our industry, which certainly describe the challenging market conditions we faced this past year. As economic uncertainties affected many of the local economies in which we operate, corporate print volume contracted and pricing pressure intensified throughout the year.

Despite the difficult economy, we did not compromise on product quality, customer service, technological advances or leadership development. Instead, we worked hard to capitalize on our considerable advantages, using the strength of our balance sheet and business strategy to expand our leading market position.

Although our operating margins (excluding goodwill impairment) declined slightly in 2003, Consolidated Graphics remains an industry leader in financial performance. We realized the highest operating cash flow in the Company's history of $95.4 million, an increase of 37% from the prior year. This cash flow enabled us to make capital investments needed to grow our customer service capabilities and geographic presence, including $21.5 million invested in new state-of-the-art equipment and $6.2 million invested in strategic acquisitions.

We also used this cash flow to reduce our total debt outstanding by $70.0 million, significantly strengthening our balance sheet. How did we generate this cash flow? We focused on many aspects of our business, including working capital management, overhead costs and headcount control. We leveraged our economies of scale by increasing our purchasing efficiencies and made productivity improvements by expanding our direct-to-plate technology. Throughout this time, however, we never forgot that we needed to stay flexible to serve our customers as their needs fluctuated with uncertain economic conditions.

Among the many market-positioning moves we made during the year were infusing new talent into our sales force, introducing regional CGXmedia® sales teams, focusing on and refining our national accounts sales strategy, and expanding our successful Leadership Development Program. Each of these initiatives is an investment in the Company's continued industry leadership and long-term growth.

Market Leadership. In 2003, we upgraded and grew our sales force by 5%. We did this by targeting successful sales people – primarily within our industry – and arming them with our printing solutions and customer service capabilities. For 2004, we have similar goals for further upgrading and expanding our sales force.

We continued refining our national accounts sales strategy and are committed to increasing our account winning percentage in the future. Given our unmatched geographic footprint and service capabilities, we believe this represents one of our best long-term growth opportunities as large corporations seek to consolidate print buying for multiple locations.

Professional Development. Our unique Leadership Development Program is a key competitive advantage that is very important to the ongoing success of Consolidated Graphics. This program has over time significantly strengthened the management teams and the quality of customer service throughout our operating companies. During the past year, we continued expanding the program and attracting top college graduates to our Company. Currently, 170 associates are participants of the Leadership Development Program, the equivalent of almost three associates per operating company.

Printing Technology. During the past six years, Consolidated Graphics has invested over $200 million in new equipment and technology. In addition to increasing our companies' efficiency, profitability and ability to provide ever increasing levels of customer service, this installed capacity will enable us to grow in the future as economic and industry conditions improve.

Electronic Solutions. The CGXmedia suite of products complements our traditional commercial printing services with advanced ordering, digital image archiving, electronic fulfillment and inventory management solutions. COIN® (Custom Ordering Interactive Network), our Internet-based print ordering and fulfillment system, and OPAL® (Online Private Asset Library), another Internet-based system that enables customers to manage their valuable digital assets, are designed to streamline our customers' print procurement, management and distribution processes. To maximize the advantages of our proprietary technologies, we formed new regional CGXmedia sales teams that are responsible for working to strengthen existing customer relationships and open doors to new opportunities.

Financial Strength. With an eye on the future, Consolidated Graphics is committed to maintaining a consistently strong cash flow and balance sheet, providing us with the financial resources to take advantage of both internal and external growth opportunities as they occur.

Acquisitions. We search for strategic acquisition opportunities that will complement our geographic footprint and expand our service capabilities and market leadership position. Consolidated Graphics continued this successful acquisition strategy in 2003, completing the purchase of a market-leading company in the Baltimore/Washington metropolitan area, significantly growing our half-web and sheet-fed market share and breadth of service capabilities in that region. We have also completed several "tuck-in" transactions during the past 12 months which enabled us to inexpensively grow market share in existing locations.

Going Forward



Joe R. Davis
Chairman and Chief Executive Officer

It takes an outstanding team to deliver across-the-board excellence, and we owe our continued success to our dedicated employees, who work hard every day to serve our customers to the best of their ability. We appreciate their contribution to our relatively strong performance, despite prevailing industry conditions, during 2003. This performance has further strengthened my confidence in the success Consolidated Graphics can achieve in the long term.

To ensure this long-term success, we remain focused on exceeding customer expectations with the service and responsiveness of a local printing company combined with the economic and geographic advantages of a large national printer. Thank you for supporting our commitment to excellence.

Joe R. Davis

Joe R. Davis
Chairman and Chief Executive Officer

Consolidated Graphics® follows a disciplined, strategic approach to market leadership, forged by our national presence, advanced technology, talented professionals and customer service excellence. Today, our 65 commercial printing facilities span 25 states coast to coast, representing more locations, more capacity and more customers than any of our competitors. In fact, we have more than twice the number of commercial printing operations than anyone else. And we continue to produce industry-leading profit margins as we expand market share.

EXCELLENCE in Action



NATIONAL PRESENCE

Our geographic footprint is a significant competitive advantage that increases our flexibility to serve diverse customers, especially large corporations with printing needs in multiple markets. It gives us the ability to expedite ordering, production and delivery of any printed material anywhere in the nation, as well as reducing our exposure to regional economic downturns.



Sustaining our reputation for service excellence rests with our local management, whose job it is to understand the needs of their customers. Our presidents are responsible for their company's day-to-day operations and performance.

We support them at the corporate level and help them strengthen and grow their management teams through our successful Leadership Development Program, a highly structured unique program in the industry.





From Our Clients

At Fossil we have long prided ourselves on finding and establishing relationships with quality vendors who are able to provide superior service at a reasonable competitive price. As a general design and marketing philosophy, I have long felt that producing a quality graphic product requires active partnering with key vendors to achieve the greatest outcome. There must be a sense of pride of ownership in projects that are awarded and thus the vendor becomes an active participant in the outcome. With this mindset, we have enjoyed a long-standing and very productive relationship with The Graphics Group, a Dallas-based Consolidated Graphics company. I can say without question, The Graphics Group in many instances has helped us achieve the levels of execution that we at Fossil have tried to establish as a brand and as an active force in the design community.

Tim Hale

Senior Vice President
Image Director
Fossil, Inc.


NATIONAL BASEBALL
HALL OF FAME
AND MUSEUM
MEMORIES
DREAMS



Our collective size and financial strength help our operating companies gain substantial economies of scale and maintain their technology advantage to remain cost competitive and state-of-the-art. Consolidated Graphics® continues to monitor technological advances and invest across the board in core printing capabilities – prepress, presses and postpress finishing – and complementary CGXmedia® electronic solutions.

From Our Clients

The National Baseball Hall of Fame and Museum in Cooperstown, New York, has chosen Geyer Printing, a Pittsburgh-based Consolidated Graphics® company, to produce its yearbook for 23 consecutive years.

Since its first project in 1981, Geyer Printing, with the help of other Consolidated Graphics® companies, has become the National Baseball Hall of Fame's printer of choice. In the past year, they have printed our newly designed official magazine, Memories and Dreams; *the Friends of the Hall of Fame application brochure; and the Hall of Fame Induction Weekend package. For the 2003 ceremony, Gary Carter and Eddie Murray will be enshrined.*

Geyer Printing consistently delivers top quality work and demonstrates its knowledge of our business goals and objectives through suggestions on how we can improve the look and content of our publications.

Brad Horn
Director of Public Relations
National Baseball Hall of Fame and Museum

Prepress. Computer-to-plate technology has dramatically changed the prepress process by streamlining workflow, improving quality and expediting production. We have completed the conversion of our facilities to this new digital environment and now are adding remote proofing services, the next prepress market leadership opportunity.



Presses. Consolidated Graphics utilizes state-of-the-art presses, whose printing quality, efficiency, and capacity enhance customer service and our competitiveness. In addition, we have expanded our digital press capability to take advantage of emerging digital printing demand as this market develops.

Postpress Finishing. Bindery and finishing can be one of the most labor-intensive steps in the printing process. We continue to invest in state-of-the-art systems and equipment that enable us to offer customers more options while moving their products through our facilities faster.

Complementary Services. We complement our core printing business with the value-added benefits of seamless fulfillment services – inventory management, custom kit packing and distribution. We utilize sophisticated software which enables us to store and ship printed customer materials from our fulfillment centers. Due to growing customer demand, we are rapidly expanding our fulfillment service capabilities.



BURNES
5x7in
13x18cm



From Our Clients

At Burnes Group, the presentation of our product in retail markets is critical. Consumers need to be able to visualize their treasured photos in our frames. As a result, we consider it vital to seek the highest quality printer to project our desired image. We chose Consolidated Graphics' as our core Burnes Group offset print supplier based on its quality, service, equipment and process controls. The Consolidated Graphics' team consistently delivers our image in a manner reflecting the highest standards of Burnes Group.

Cris Miller

Senior Buyer

Burnes Group

Consolidated Graphics® has always prided itself on being the industry's technology leader, investing in state-of-the-art equipment and technological innovations that improve our customer service capabilities. As technology has evolved with the advent of the Internet, so have we. Expanding beyond our core printing services, we developed the CGXmedia® electronic solutions to help our customers streamline the print procurement process.

These powerful online fulfillment and inventory management tools, used alone or in conjunction with our traditional printing services, save customers time and money.

The CGXmedia suite of products includes two proprietary customizable Internet-based solutions – **COIN**® (Custom Ordering Interactive Network) and **OPAL**® (Online Private Asset Library) as well as other complementary services and solutions.

EXCELLENCE in Technology



media.com
Comprehensive Digital Asset Management
printing
services
ordering interactive network
internet services
e-book publishing
composition




COIN®
Custom Ordering Interactive Network
Get more control of print purchasing, right from your desktop. (Instead of pounding on it in frustration.)

COIN® — Custom Ordering Interactive Network

CGXmedia's interactive print procurement and fulfillment system is especially beneficial for large companies with multiple locations that need common corporate items, such as marketing collateral, stationery and signage, on a recurring basis. COIN instantaneously captures order transactions in easy-to-read reports, so print buyers can efficiently manage and control the print procurement process.

By providing consistent pricing, delivery and ordering standards, COIN reduces purchasing waste, decreases overhead with real-time inventory management capability, and saves prepress time and money with online typesetting and proofing.


OPAL®
Online Private Asset Library
Asset Content Available Anytime, Anywhere to Those Who Need it the Most

OPAL® — Online Private Asset Library

Through OPAL, customers can manage thousands of photos, logos, graphics and other valuable digital images in a secure environment, opening up a new world of business communication and collaboration. OPAL's interactive inventory properties make it easy to organize, store, retrieve, reuse and share corporate electronic assets across the company and around the world with employees, customers, vendors and resellers.

OPAL is the optimum way to maximize return on a company's digital assets with improved productivity, accessibility, communication and collaboration.


Digital Printing
Conferences, meetings, trade shows- all of these events are usually accompanied by a double-rush need for all manner of printed materials


CD-ROM Services
How can something so round have so many facets? We help make sure you get the most from them all.


Composition
Technical, medical and educational copy can be a daunting task to handle in-house. Here's a sure-fire way to help everyone stay composed.


Internet Services
We know where you want to be: At the intersection of high technology and perfection.

In addition to COIN and OPAL, CGXmedia offers a variety of complementary solutions, including digital printing, Internet services, CD-ROM services and composition. These value-added services differentiate Consolidated Graphics and allow us to offer our customers a complete communications solution.





From Our Clients

Since the launch of our COIN® site in August 2002, Baymont Inns & Suites, a division of the Marcus Corporation, has seen first hand how COIN® can increase a property's sales and marketing activity. Through a password-secure site, our properties can create a vast array of Baymont Inns & Suites marketing and other collateral materials, helping us to maintain consistency in Baymont's messaging. Our properties can also quickly and easily order additional customer service materials, coupons and stationery products customized for their property from our COIN® site.

COIN® also benefits our sales staff by allowing them to adapt our latest sales materials for their specific needs. Baymont Inns & Suites is committed to leading the industry with innovative sales and marketing initiatives. The COIN® network enables individual properties to efficiently and cost-effectively manage their advertising and brand imaging efforts.

James Abrahamson

President and
Chief Operating Officer
Baymont Inns, Inc.

In our business, successful long-term customer relationships depend primarily on the knowledge and customer service capabilities of our employees. By aggressively recruiting at top-tier universities to seek out academic excellence in the form of enthusiastic talent, Consolidated Graphics® maintains its commitment to creating a stronger team, from sales and customer service representatives to company presidents, through our Leadership Development Program.

EXCELLENCE in Leadership





LEADERSHIP DEVELOPMENT PROGRAM

Recognized as an industry leading training program, our three-year, on-the-job curriculum helps eager college graduates develop the technical skills and business acumen necessary to succeed in the printing industry at the highest level. Our Leadership Development Program Associates rotate through all aspects of our business, including production, administration, customer service and sales. Every step of the way, they are mentored by seasoned professionals and guided to an ultimate career path in management or sales.

To supplement their training, Leadership Development Program Associates engage in a variety of special projects at our operating companies that sharpen their organizational and time-management skills. Associates have analyzed contracts, negotiated with vendors, calculated returns for potential new equipment, and developed company Web sites. In addition, they become involved in such activities as safety committees, facility remodeling, investigating potential sales leads and streamlining workflow processes.

To add to their management training, we created CGX University, a personal development curriculum. With classes on topics such as "Communication Effectiveness," "How to Recruit, Interview and Hire," and "Managing Multiple Projects," the program curriculum is designed to complement the Associates' progress through their training. In addition, an annual three-day Associates conference, also attended by Consolidated Graphics' executive management team, allows for interaction and goal setting. During the conference, Associates present ideas for best practices and other business improvement opportunities based on their individual experiences.

By actively working to learn the intricacies of our business and developing a trust level with other production and customer service employees, the Associates in the Leadership Development Program play a very strong role in positioning our companies for improvement and excellence. Graduates from this program are now employed as company presidents, top sales professionals, plant managers, production coordinators, lead estimators and client service directors throughout our companies.

The Leadership Development Program gives Consolidated Graphics a powerful competitive advantage going forward.



Our Single Best Investment

Leadership Development Program graduates are strengthening our management teams and customer service quality throughout Consolidated Graphics®. Since its inception, the program has produced 10 company presidents, as well as many vice-presidents and top sales professionals. That's why our CEO refers to it as "our single best investment" for long-term success.

Rachel A. Seff, Ed.D.

National Manager of Recruiting and Development



SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements of our Company and the notes thereto beginning on page 24.

(In thousands, except per share data)

Year Ended March 31	**2003**	2002	2001	2000	1999
Income Statement Data					
Sales	**$710,279**	$643,948	$683,396	$624,895	$435,961
Cost of sales	**540,586**	477,147	494,158	437,345	298,935
Gross profit	**169,693**	166,801	189,238	187,550	137,026
Selling expenses	**78,008**	69,091	70,070	61,267	42,767
General and administrative expenses	**52,252**	54,766	54,595	48,677	33,605
Goodwill impairment[3]	**38,033**	—	—	—	—
Special charge[1]	—	—	6,440	—	—
Operating income	**1,400**	42,944	58,133	77,606	60,654
Interest expense, net	**10,055**	15,144	20,858	13,476	7,745
Income (loss) before income taxes and accounting change	**(8,655)**	27,800	37,275	64,130	52,909
Income taxes	**4,284**	11,120	15,164	25,651	20,634
Income (loss) before accounting change	**(12,939)**	16,680	22,111	38,479	32,275
Cumulative effect of accounting change, net of tax[2]	**74,376**	—	—	—	—
Net income (loss)	**$(87,315)**	$16,680	$22,111	$38,479	$32,275
Basic earnings (loss) per share	**$(6.58)**	$1.27	$1.68	$2.54	$2.35
Diluted earnings (loss) per share	**$(6.47)**	$1.25	$1.68	$2.51	$2.28

(In thousands)

March 31	**2003**	2002	2001	2000	1999
Balance Sheet Data					
Working capital	**$60,104**	$85,036	$79,488	$65,301	$54,384
Property and equipment, net	**278,134**	293,831	299,871	310,344	230,733
Total assets	**512,583**	676,733	674,667	680,848	494,277
Long-term debt, net of current portion	**143,167**	213,860	246,729	261,407	170,574
Total shareholders' equity	**221,223**	306,598	287,534	272,531	214,454

[1] Relates to costs and impairment charges primarily associated with combining the operations at three small, under-performing locations into nearby facilities and exiting a portion of our business at a fourth location. This special charge reduced net income by $4,117 net of tax.

[2] Reflects a transitional impairment charge pursuant to our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* related to the valuation of goodwill and other intangible assets.

[3] Reflects the impairment of goodwill value determined as of March 31, 2003, our annual valuation date under SFAS No. 142.

The following discussion contains forward-looking information. Readers are cautioned that such information involves known and unknown risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur which limit our ability to maintain or improve our operating results and acquire additional printing businesses. Our expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for our products, the continued availability of raw materials at affordable prices and retention of our key management and operating personnel. In addition, our expectations regarding future acquisitions assume, among other things, our ability to identify new acquisition opportunities and our ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We expressly disclaim any duty to provide updates to these forward-looking statements, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

Overview

Our Company is a leading national provider of commercial printing services with 65 printing facilities in 25 states and is recognized as the largest sheet-fed and half-web commercial printing company in the United States. We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

- *Internal Sales Growth* — In the midst of prevailing difficult industry conditions, we are seeking to use our competitive advantages to expand market share. We continue to pursue additional experienced sales professionals, invest in new equipment and technology, expand our national accounts program and develop complementary, value-added services.
- *Disciplined Acquisition Program* — We selectively pursue opportunities to acquire well-managed, medium-sized printing businesses at reasonable prices and smaller and/or distressed printing businesses for merger into one of our existing locations.
- *Cost Savings* — Because of our size and national presence, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.
- *Best Practices/Benchmarking* — We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.
- *Leadership Development* — Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing and management information systems. We also maintain centralized treasury, risk management, tax and consolidated financial reporting activities.

The majority of our sales are derived from commercial printing services, which include electronic prepress, printing, finishing, storage and delivery of high quality, custom-designed products. Examples of such products include high-quality, multicolor marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, catalogs and training manuals. We also serve our customers by providing a variety of print-related services, including fulfillment and mailing services and Internet-based software solutions and electronic media services through CGXmedia.

Our sales are generated by individual orders through commissioned sales personnel and, in some cases, pursuant to national contracts. We recognize revenue from these orders when we deliver the ordered products. To a large extent, continued engagement of our Company by our customers for successive jobs depends upon the customer's satisfaction with the quality of services we provide. As such it is difficult for us to predict the number, size and profitability of printing jobs that we expect to produce for more than a few weeks in advance.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services. Paper cost is the most significant component of our materials cost; however, paper pricing generally does not impact our operating margins because any changes in paper pricing are generally passed on by our printing businesses. Additionally, our cost of sales includes maintenance, repair, rental and insurance costs associated with operating our facilities and equipment, along with depreciation charges.

Our selling expenses generally include the salary and commissions paid to our sales professionals or third-party sales agents, along with promotional, travel and entertainment costs.

Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff, as well as office rent, utilities and communications expenses, and various professional services.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

Year Ended March 31	**2003**	2002	2001	**2003**	2002	2001
(In millions)				(as a percentage of sales)		
Sales	**$710.3**	$643.9	$683.4	**100.0%**	100.0%	100.0%
Cost of sales	**540.6**	477.1	494.2	**76.1**	74.1	72.3
Gross profit	**169.7**	166.8	189.2	**23.9**	25.9	27.7
Selling expenses	**78.0**	69.1	70.1	**11.0**	10.7	10.3
General and administrative expenses	**52.3**	54.8	54.6	**7.4**	8.5	8.0
Goodwill impairment	**38.0**	—	—	**5.3**	—	—
Special charge	—	—	6.4	**—**	—	0.9
Operating income	**1.4**	42.9	58.1	**0.2**	6.7	8.5
Interest expense, net	**10.0**	15.1	20.9	**1.4**	2.4	3.1
Income (loss) before taxes	**(8.6)**	27.8	37.2	**(1.2)**	4.3	5.4
Income taxes	**4.3**	11.1	15.1	**0.6**	1.7	2.2
Income (loss) before accounting change	**$(12.9)**	$16.7	$22.1	**(1.8)%**	2.6%	3.2%

Our sales and expenses during the periods shown were impacted by the acquisition of two printing businesses in fiscal 2003 and three printing businesses in fiscal 2002. Because each acquisition was accounted for using the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. In each applicable fiscal year, acquisitions affected our financial results, when compared to the prior year, for the portion of the year following their respective dates of acquisition.

Analysis of Consolidated Income Statements for Fiscal 2003 as Compared to Fiscal 2002

Sales for fiscal 2003 increased 10% to $710.3 million from $643.9 million in fiscal 2002. The incremental impact of three printing businesses we acquired during the quarter ended March 31, 2002 and two printing businesses we acquired during the quarter ended June 30, 2002 accounted for $54.6 million of the increase. The remainder of our sales increase demonstrates the initial return on our efforts to expand market share through our recruiting program for experienced sales professionals and our pursuit of national accounts.

Gross profit margin for fiscal 2003 declined to 23.9% from 25.9% in fiscal 2002, reflecting continued pricing pressures caused by the overall weakness in the U.S economy and prevailing adverse industry conditions. Further, overall gross profit margins were diluted by the gross profit margins of the printing businesses we acquired in fiscal 2002 and 2003. Generally, gross profit margins of printing businesses we acquire are lower than our Company's historical average and typically improve over time as we work with the management of the acquired businesses to implement cost savings strategies and other operating best practices.

Selling expenses for fiscal 2003 increased 13% to $78.0 million from $69.1 million in fiscal 2002, corresponding to the higher sales levels noted above. As a percentage of sales, selling expenses for fiscal 2003 increased to 11.0% from 10.7% in fiscal 2002. This increase reflects our investments in recruiting and hiring new sales professionals and marketing efforts to promote our extensive printing capabilities and complementary services.

General and administrative expenses for fiscal 2003 decreased 5% to $52.3 million from $54.8 million in fiscal 2002. This decrease results from our discontinuing the amortization of goodwill, which totaled $5.4 million in fiscal 2002, pursuant to our adoption of SFAS No. 142 as of April 1, 2003 (see below). This decrease was partially offset by higher administrative costs attributable to our recently acquired printing businesses. As a percentage of sales, general and administrative expenses for fiscal 2003 declined to 7.4% from 8.5% in fiscal 2002, due to the aforementioned change in accounting for goodwill amortization, coupled with our efforts to control administrative costs and thereby leverage the higher sales levels described above.

Net interest expense for fiscal 2003 decreased 33% to $10.0 million from $15.1 million in fiscal 2002. This decrease is due to lower borrowings outstanding under our variable-rate bank credit facility, coupled with a more favorable interest rate environment as compared to the prior fiscal year. We refinanced certain of our outstanding term equipment notes during the year to take further advantage of such favorable environment (see "Liquidity and Capital Resources – *Debt Obligations*" below).

Effective April 1, 2002, we adopted SFAS No. 142 which required us to discontinue amortizing goodwill and perform a series of transitional impairment tests to determine if the remaining balance of goodwill of each of our reporting units, which totaled $199.3 million as of March 31, 2002, should be reduced to reflect its estimated fair value. We determined that each of our individual printing businesses constitutes a stand-alone reporting unit under SFAS No. 142. Pursuant to SFAS No. 142, we recognized an after-tax transitional impairment charge of $74.4 million (net of a deferred tax benefit of $15.4 million), and such charge was classified as the cumulative effect of an accounting change as provided for by the new accounting standard. Further, in connection with our annual impairment test conducted as of March 31, 2003, as required by SFAS No. 142, we recorded an additional goodwill impairment charge of $38.0 million in the quarter ended March 31, 2003. The impairment resulted principally from the impact that the continued weakness in printing industry conditions and other negative economic factors discussed above had on our reporting units.

We provided for income taxes of $4.3 million for fiscal 2003, as compared to $11.1 million in fiscal 2002. The fiscal 2003 income tax provision was reduced by a tax benefit of $6.9 million related to the goodwill impairment charge noted above. Our overall effective income tax rate for fiscal 2003 decreased to 38% as compared to 40% in fiscal 2002. The higher tax rate of 40% in fiscal 2002 was necessary to provide for the effect of the portion of goodwill amortization that was not deductible for tax purposes.

Analysis of Consolidated Income Statements for Fiscal 2002 as Compared to Fiscal 2001

Sales for fiscal 2002 decreased 6% to $643.9 million from $683.4 million in fiscal 2001. This decrease primarily reflects reduced print demand and competitive price pressures resulting from prevailing economic conditions in the United States. In particular, the commercial printing industry was directly impacted by a reduction in advertising spending as a result of the economic weakness. Our decision to exit a portion of our business at one operation and combine three small, under-performing operations into nearby facilities during the quarter ended March 31, 2001, also contributed to the decrease. The impact of the three printing businesses acquired late in fiscal 2002 partially offset the decreases discussed above.

Gross profit margin for fiscal 2002 decreased to 25.9% from 27.7% in fiscal 2001. Competitive pricing pressures resulting from the prevailing economic conditions discussed above primarily contributed to this decrease, while the fixed overhead costs necessary to operate our facilities and equipment remained relatively constant.

Selling expenses for fiscal 2002 decreased 1% to $69.1 million from $70.1 million in fiscal 2001. As a percentage of sales, selling expenses for fiscal 2002 increased to 10.7% from 10.3% in fiscal 2001. This percentage increase is due to costs associated with marketing efforts related to our national accounts program and other complementary services, particularly those available through CGXmedia, and our extensive recruiting efforts to hire additional experienced sales professionals.

General and administrative expenses for fiscal 2002 remained constant at $54.8 million as compared to $54.6 million in fiscal 2001. As a percentage of sales, general and administrative expenses for fiscal 2002 increased to 8.5% from 8.0% in fiscal 2001. While our fixed administrative cost structure necessary to maintain our current level of operations remained constant, the impact of the sales decline noted above resulted in this percentage increase.

Net interest expense for fiscal 2002 decreased to $15.1 million from $20.9 million in fiscal 2001, primarily due to lower borrowings outstanding and lower interest rates paid under our variable-rate bank credit facility.

We provided for income taxes of $11.1 million for fiscal 2002, as compared to $15.1 million in fiscal 2001, primarily due to the reduction in taxable earnings for 2002 from our operating activities. Our effective tax rate was 40.0% for fiscal 2002 as compared to 40.7% in fiscal 2001.

Liquidity and Capital Resources

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations or borrowings under our bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures and payment of principal and interest on outstanding debt obligations. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and notes thereto beginning on page 27.

Year Ended March 31	**2003**	2002	2001
(In millions)			
Net cash provided by operating activities	**$95.4**	$69.8	$68.1
Acquisitions of businesses	**(6.2)**	(14.6)	(4.8)
Capital expenditures	**(15.5)**	(16.3)	(26.4)
Net repayments under bank credit facilities	**(60.2)**	(33.9)	(25.2)
Payments on term equipment notes and other debt	**(15.7)**	(8.8)	(7.4)

Additionally, our cash position, working capital and debt obligations as of March 31, 2003, 2002 and 2001 are shown below and should be read in conjunction with our consolidated balance sheets and notes thereto beginning on page 24.

March 31	**2003**	2002	2001
(In millions)			
Cash and cash equivalents	**$9.6**	$9.0	$8.7
Working capital	**60.1**	85.0	79.5
Total debt obligations	**163.8**	233.7	265.4

We believe that our cash flow provided by operations will be adequate to cover our fiscal 2004 working capital needs, debt service requirements and planned capital expenditures to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our bank credit facilities or the issuance of additional term notes.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us.

We expect to fund future acquisitions through cash flow provided by operations, additional borrowings or the issuance of our common stock. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment.

Debt Obligations

We entered into a five-year $225.0 million senior secured credit facility (the "Bank Credit Facility") with eleven banks in December 2000. The Bank Credit Facility is composed of a $50.0 million five-year term loan (the "Term Loan"), of which $25.0 million was outstanding at March 31, 2003, and a $175.0 million five-year revolving credit line (the "Revolving Line"), of which $60.0 million was outstanding at March 31, 2003. The Term Loan requires quarterly payments of $2.5 million each through September 30, 2005.

The proceeds of the Bank Credit Facility can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Bank Credit Facility are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Bank Credit Facility accrue interest, at our option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to 1.00%. We are also required to pay a commitment fee on available but unused amounts ranging from .275% to .375% annually. The applicable interest rate margin and commitment fee are based upon our ratio of Funded Debt to Pro Forma Consolidated EBITDA, as defined, redetermined quarterly. On March 31, 2003, borrowings outstanding under the Term Loan and the Revolving Line accrued interest at a weighted average rate of 3.48%.

Under the terms of the Bank Credit Facility, we are subject to certain covenants and restrictions and we must meet certain financial tests at the end of each quarter. We were in compliance with such covenants and financial tests as of March 31, 2003. We obtained an amendment to our Bank Credit Facility in April 2002, which specifically provided that the transitional goodwill impairment charge recorded in fiscal 2003 would not impact compliance with these covenants.

In addition to the Bank Credit Facility, we maintain an auxiliary revolving credit facility (the "Auxiliary Bank Facility") with a commercial bank expiring in February 2004. The Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. At March 31, 2003, borrowings outstanding under the Auxiliary Bank Facility totaled $4.0 million and accrued interest at a rate of 3.09%.

Our term equipment notes consist primarily of notes payable pursuant to financing agreements between us and various lenders (the "Lender Notes") and between us and the finance affiliates of two printing equipment manufacturers (the

"Equipment Notes"). In October and December 2002, we issued Lender Notes in an aggregate principal amount of $38.5 million and utilized the proceeds thereof to retire certain of the outstanding Equipment Notes. The Lender Notes are secured by the equipment that was refinanced. At March 31, 2003, outstanding borrowings under the Lender Notes totaled $36.3 million and accrued interest at a weighted average rate of 5.91%. The Lender Notes provide for fixed monthly principal payments plus interest over a five-year term, ending with a balloon payment at maturity. At March 31, 2003 outstanding borrowings under the Equipment Notes totaled $27.0 million and accrued interest at a weighted average rate of 6.18%. The Equipment Notes provide for fixed payments of principal and interest for a defined period of up to ten years from the date of issuance and are secured by the purchased equipment. The remaining balance of term equipment notes totaling $2.1 million primarily consists of various secured debt obligations assumed by us in connection with certain prior year acquisitions of printing businesses. We are not subject to any significant financial covenants in connection with any of the term equipment notes; however, the Bank Credit Facility places certain limitations on the amount of additional term note obligations we may incur in the future.

Our remaining debt obligations consist of a promissory note totaling $4.3 million, industrial revenue bonds totaling $4.5 million and various other debt obligations totaling $.6 million. We do not have any significant financial covenants or restrictions associated with these debt obligations.

Contractual Obligations and Other Commitments

Our contractual obligations by fiscal year are as follows:

(In millions)

	2004	2005	2006	2007	2008	Thereafter
Debt obligations	$20.6	$21.4	$79.8	$11.6	$19.7	$10.6
Operating lease obligations	11.8	9.7	7.4	5.9	4.6	6.8

Operating Leases — We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Contingent Transaction Consideration — We have entered into earnout agreements in connection with certain prior year acquisitions of printing businesses. If the acquired printing businesses generate operating profits in excess of predetermined targets, we may be obligated to make additional cash payments or issue additional shares of our common stock. As of March 31, 2003, we were contingently obligated through fiscal 2005 to make additional cash payments of up to $3,890 and issue up to 23,795 shares of our common stock. Based on current operating levels, we expect that the actual cash payments or issuance of shares pursuant to these contractual obligations will be substantially less than the maximum amounts indicated.

Letters of Credit — In connection with our assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, we had two letters of credit outstanding as of March 31, 2003, for a combined total of $4,631. These letters of credit were issued pursuant to the terms of our Bank Credit Facility, which expires in 2005, and we may be required to obtain replacement letters of credit at that time.

Insurance Programs — We maintain third-party insurance coverage in amounts and against the risks we believe are reasonable in our circumstances. Under certain components of our insurance program, we share the risk of loss with our insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. For these components, we accrue expected loss amounts which are determined using a

combination of our historical loss experience and subjective assessment of our future loss exposure, along with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainty from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions. Although we believe that the accrued estimated loss amounts are reasonable, significant differences related to the items noted above could materially affect our Company's insurance obligations and future expense.

Factors Which May Affect Future Results

Our future operating results may be impacted by a number of factors, including general economic conditions and competitive factors in our industry, seasonal and cyclical variations in commercial printing demand, reasonable growth in the demand for our products and retention of key management and operating personnel. To the extent an economic slowdown causes businesses to reduce their spending on printed advertising and marketing materials, the demand for commercial printing services may be adversely affected. Further, compounding a decline in demand, competitive pricing pressures may occur and negatively impact the level of sales and profit margins generated by our printing businesses. Also, the magnitude and timing of any future acquisitions, as well as our ability to absorb and manage such businesses, will also impact our future results. Because of these and other factors, there can be no assurance that we will not experience material fluctuations in our future operating results or cash flows on a quarterly or annual basis.

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors — significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Asset Valuations - We maintain an allowance for doubtful accounts as deemed necessary based upon expected collectibility of accounts receivable. We exercise judgment in determining the valuation and useful lives of our long-lived assets and in the allocation of the purchase price for acquisitions. We determine the realization of property and equipment by assessing the future cash flows and income from such assets on an undiscounted basis, as well as other factors such as business trends and general economic conditions. Pursuant to the requirements of SFAS No. 142, as of the end of each fiscal year we are required to determine the realizability of goodwill by comparing the fair value of each reporting unit to its carrying value. The fair value is determined by using capitalization of earnings estimates and market valuation multiples for each reporting unit.

Accruals - We are self-insured up to specified limits for the majority of the costs of our workers' compensation obligations and our group health insurance programs. We use a combination of our Company's historical loss experience and a subjective assessment of future loss exposure, along with advice provided by administrators and consulting actuaries, in determining an adequate liability for claims against which we are self-insured. We also utilize certain estimates and assumptions to determine adequate accruals for current and deferred income taxes.

New Accounting Pronouncements

SFAS No. 145, *Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* was issued in April 2002. This statement requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results*

of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We do not believe that the adoption of SFAS No. 145 will have a material impact on our financial position or results of operations.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in July 2002 and was effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. SFAS No. 146 requires that exit or disposal costs be recorded at their fair value when they are incurred. Our adoption of SFAS No. 146 as of October 1, 2002 did not have a material impact on our financial position or results of operations.

SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure,* was issued in December 2002 and amends SFAS No. 123, *Accounting for Stock-Based Compensation,* by providing alternative methods of transition for a voluntary change to the fair value method of accounting for stock options and other stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations. We adopted the disclosure requirements of SFAS No. 148 as of March 31, 2003, however as permitted under SFAS No. 123 we continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, for our stock–based compensation programs.

SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our financial position or results of operations.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,* was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe that the adoption of SFAS No. 150 will have a material impact on our financial position or results of operations.

The Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* in November 2002 and FIN No. 46, *Consolidation of Variable Interest Entities,* in January 2003. FIN No. 45 is applicable on a prospective basis for initial recognition and measurement provisions to guarantees issued after December 2002; however, disclosure requirements are effective immediately. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee and expands the required disclosures to be made by the guarantor about its obligation under certain guarantees that it has issued. The adoption of FIN No. 45 did not have a material impact on our financial position or results of operations. FIN No. 46 requires that a company that controls another entity through interests other than voting interests should consolidate such controlled entity in all cases for interim periods beginning after June 15, 2003. We do not believe the adoption of FIN No. 46 will have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not hold or utilize derivative financial instruments

that could expose our Company to market risk. However, we are exposed to market risk for changes in interest rates related primarily to our debt obligations, which as of March 31, 2003, include borrowings under our bank credit facilities totaling $89.0 million, various term equipment notes totaling $65.4 million and other debt obligations totaling $9.4 million.

The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2003:

(In millions)

	2004	2005	2006	2007	2008	Thereafter	Total	Estimated Fair Value At March 31, 2003
Fixed Rate Debt:								
Amount	$9.2	$10.0	$9.3	$10.1	$18.1	$9.0	$65.7	$67.3
Average interest rate	6.14%	6.31%	6.06%	6.22%	5.96%	6.13%	6.12%	
Variable Rate Debt:								
Amount	$11.4	$11.5	$70.5	$1.5	$1.6	$1.6	$98.1	$98.1
Average interest rate	3.00%	3.00%	3.49%	1.43%	1.42%	1.36%	3.05%	


CREATIVE


Stand Up.
Stand Out.


the basilica
OF SAINT JOSAPHAT

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

March 31	**2003**	2002
Assets		
Current Assets		
Cash and cash equivalents	**$9,641**	$8,955
Accounts receivable, net	**107,137**	121,981
Inventories	**28,429**	32,771
Prepaid expenses	**5,103**	6,114
Deferred income taxes	**4,087**	5,153
Total current assets	**154,397**	174,974
Property and equipment, net	**278,134**	293,831
Goodwill, net	**72,503**	199,331
Other assets	**7,549**	8,597
	$512,583	$676,733
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	**$20,595**	$19,877
Accounts payable	**34,194**	32,068
Accrued liabilities	**39,456**	37,382
Income taxes payable	**48**	611
Total current liabilities	**94,293**	89,938
Long-term debt, net of current portion	**143,167**	213,860
Deferred income taxes	**53,900**	66,337
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 13,346,949 and 13,205,863 issued and outstanding	**133**	132
Additional paid-in capital	**159,520**	157,581
Retained earnings	**61,570**	148,885
Total shareholders' equity	**221,223**	306,598
	$512,583	$676,733

See accompanying notes to consolidated financial statements.


Gallery
2003


The Ink Group

(In thousands, except per share data)

Year Ended March 31	**2003**	2002	2001
Sales	**$710,279**	$643,948	$683,396
Cost of sales	**540,586**	477,147	494,158
Gross profit	**169,693**	166,801	189,238
Selling expenses	**78,008**	69,091	70,070
General and administrative expenses	**52,252**	54,766	54,595
Goodwill impairment	**38,033**	—	—
Special charge	—	—	6,440
Operating income	**1,400**	42,944	58,133
Interest expense	**10,231**	15,229	21,005
Interest income	**(176)**	(85)	(147)
Income (loss) before income taxes and accounting change	**(8,655)**	27,800	37,275
Income taxes	**4,284**	11,120	15,164
Income (loss) before accounting change	**(12,939)**	16,680	22,111
Cumulative effect of accounting change, net of tax	**74,376**	—	—
Net income (loss)	**$(87,315)**	$16,680	$22,111
Before accounting change			
Basic earnings (loss) per share	**$(.98)**	$1.27	$1.68
Diluted earnings (loss) per share	**$(.96)**	$1.25	$ 1.68
After accounting change			
Basic earnings (loss) per share	**$(6.58)**	$1.27	$1.68
Diluted earnings (loss) per share	**$(6.47)**	$1.25	$1.68
Shares used to compute earnings (loss) per share			
Basic	**13,264**	13,107	13,142
Diluted	**13,505**	13,380	13,186

See accompanying notes to consolidated financial statements.


bloomingdales


A Night of Sumptuous Dining

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
March 31, 2000	13,708	$137	$161,984	$110,410	$272,531
Exercise of stock options	40	—	246	—	246
Retirement of common stock	(730)	(7)	(7,031)	(316)	(7,354)
Net income	—	—	—	22,111	22,111
March 31, 2001	13,018	130	155,199	132,205	287,534
Exercise of stock options	188	2	2,382	—	2,384
Net income	—	—	—	16,680	16,680
March 31, 2002	13,206	132	157,581	148,885	306,598
Exercise of stock options	**141**	**1**	**1,939**	**—**	**1,940**
Net loss	**—**	**—**	**—**	**(87,315)**	**(87,315)**
March 31, 2003	**13,347**	**$133**	**$159,520**	**$61,570**	**$221,223**

See accompanying notes to consolidated financial statements.







(In thousands)

Year Ended March 31	**2003**	2002	2001
Operating Activities			
Net income (loss)	**$(87,315)**	$16,680	$22,111
Adjustments to reconcile net income (loss) to net cash provided by operating activities --			
Cumulative effect of accounting change, net of tax	**74,376**	—	—
Depreciation and amortization	**37,356**	41,312	38,783
Goodwill impairment	**38,033**	—	—
Deferred income tax provision	**4,008**	10,241	7,334
Non-cash portion of special charge	**—**	—	4,615
Changes in assets and liabilities, net of effects of acquisitions --			
Accounts receivable, net	**18,793**	2,947	(1,048)
Inventories	**4,764**	1,485	826
Prepaid expenses	**1,023**	(1,554)	213
Other assets	**35**	(1,806)	45
Accounts payable and accrued liabilities	**4,847**	(275)	(1,420)
Income taxes payable	**(563)**	726	(3,341)
Net cash provided by operating activities	**95,357**	69,756	68,118
Investing Activities			
Acquisitions of businesses, net of cash acquired	**(6,240)**	(14,645)	(4,782)
Purchases of property and equipment	**(15,478)**	(16,270)	(26,434)
Proceeds from asset dispositions	**1,096**	2,118	3,279
Net cash used in investing activities	**(20,622)**	(28,797)	(27,937)
Financing Activities			
Proceeds from bank credit facilities	**13,527**	29,822	359,200
Payments on bank credit facilities	**(73,768)**	(63,719)	(384,359)
Payments on long-term debt	**(15,748)**	(8,790)	(7,431)
Payments to repurchase common stock	**—**	—	(7,354)
Proceeds from exercise of stock options	**1,940**	2,016	233
Net cash used in financing activities	**(74,049)**	(40,671)	(39,711)
Net increase in cash and cash equivalents	**686**	288	470
Cash and cash equivalents at beginning of period	**8,955**	8,667	8,197
Cash and cash equivalents at end of period	**$9,641**	$8,955	$8,667

See accompanying notes to consolidated financial statements.


INDIANA UNIVERSITY


Community
Health Network

(In thousands, except share and per share data and percentages)

1. Business

Consolidated Graphics, Inc. (collectively with its subsidiaries referred to as "the Company") is a leading national provider of commercial printing services with 65 printing facilities in 25 states and is recognized as the largest sheet-fed and half-web commercial printing company in the United States. The Company is focused on adding value to its printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a national organization.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing and management information systems. The Company also maintains centralized treasury, risk management, tax and consolidated financial reporting activities.

The majority of the Company's sales are derived from commercial printing services, which include electronic prepress, printing, finishing, storage and delivery of high quality, custom-designed products. Examples of such products include high-quality, multicolor marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, catalogs and training manuals. The Company also serves its customers by providing a variety of print-related services, including fulfillment and mailing services and Internet-based software solutions and electronic media services through CGXmedia.

2. Significant Accounting Policies and Other Information

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to accounting principles generally accepted in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information*, the Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable — The Company recognizes revenue upon delivery of each job. Losses, if any, on jobs are recognized at the earliest date such amount is determinable. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 10% of the Company's revenues during the years ended March 31, 2003, 2002 and 2001. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $1,637 and $1,847 at March 31, 2003 and 2002.

Inventories — Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. The carrying values of inventories are as follows:

March 31	2003	2002
Raw materials	**$10,283**	$11,076
Work in progress	**15,480**	18,543
Finished goods	**2,666**	3,152
	$28,429	$32,771

Impairment of Long-Lived Assets — Effective April 1, 2002, the Company determines the realization of goodwill and other intangibles in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, and its other long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Under SFAS No. 142, the Company determines fair value using capitalization of earnings estimates and market valuation multiples for each reporting unit. Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its projection of future undiscounted cash flows attributable to such assets, as well as evaluates other factors such as business trends and general economic conditions. In the event that the carrying value exceeds the future undiscounted cash flows, the Company records an impairment charge against income equal to the excess of the carrying value over the asset's fair value. Prior to April 1, 2002, the Company evaluated its property, equipment, and intangible assets in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The Company recorded an impairment loss totaling $3,346 related to the consolidation of three facilities and exiting a portion of its business at a fourth location during fiscal 2001. See also Other Information — "*Special Charge*" below.

Accrued Liabilities — The significant components of accrued liabilities are as follows:

March 31	2003	2002
Compensation and benefits	**$20,098**	$18,934
Manufacturing materials and services	**5,483**	3,998
Sales and property taxes	**2,270**	2,743
Other	**11,605**	11,707
	$39,456	$37,382

Stock-Based Compensation — In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation*, by providing alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the provisions of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations.

The Company's only stock-based compensation plan is the Consolidated Graphics, Inc. Long-Term Incentive Plan (the "Plan"), which has been approved by the Company's shareholders. Under this Plan, employees of the Company and certain non-employee members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock at a price not less than the market price of the stock at the date of grant. The Company has adopted the disclosure requirements of SFAS No. 148 as of March 31, 2003, however as permitted under SFAS No. 123 continues to use the intrinsic value method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* No compensation expense or liability is recognized for such options in the accompanying consolidated financial statements since all options were granted at the fair market value of the stock at the date of grant.

Had the Company used the fair-value-based method of accounting for the Plan prescribed by SFAS No. 123 and charged compensation expense against income over the vesting period based on the fair value of options at the date of grant, net income (loss) and earnings (loss) per share as reported would have been reduced to the following pro forma amounts:

Year Ended March 31	2003	2002	2001
Net income (loss) as reported	**$(87,315)**	$16,680	$22,111
Less: pro forma compensation expense	**(2,493)**	(2,226)	(2,783)
Pro forma net income (loss)	**$(89,808)**	$14,454	$19,328
Basic Earnings (Loss) Per Share:			
Net income (loss) as reported	**$(6.58)**	$1.27	$1.68
Less: pro forma compensation expense	**(.18)**	(.21)	(.19)
Pro forma net income (loss)	**$(6.76)**	$1.06	$1.49
Diluted Earnings (Loss) Per Share:			
Net income (loss) as reported	**$(6.47)**	$1.25	$1.68
Less: pro forma compensation expense	**(.17)**	(.21)	(.20)
Pro forma net income (loss)	**$(6.64)**	$1.04	$1.48

The pro forma compensation expense may not be representative of future amounts because options vest over several years and additional options may be granted in future years.

For purposes of determining pro forma compensation expense, the Company determined the weighted-average fair value of options on the grant date ($9.26 in 2003, $10.96 in 2002 and $7.50 in 2001) by utilizing the Black-Scholes option-pricing model with the following key assumptions:

	2003	2002	2001
Dividend yield	**—**	—	—
Expected volatility	**53.2%**	41.3%	60.4%
Average risk-free interest rate	**3.8%**	5.0%	5.8%
Average expected life	**5.0 yrs.**	9.0 yrs.	7.6 yrs.

The Black-Scholes model used by the Company to calculate the fair value of options granted, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from the provisions associated with the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management does not believe this model provides a reliable single measure of the fair value of the Company's stock option awards.

Recent Accounting Pronouncements — SFAS No. 145, *Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* was issued in April 2002. This statement requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management does not believe that the adoption of SFAS No. 145 will have a material impact on its financial position or results of operations.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* was issued in July 2002 and was effective for exit or disposal activities initiated after December 31, 2002, with early adoption permitted. SFAS No. 146 requires that exit or disposal costs be recorded at their fair value when they are incurred. The Company's adoption of SFAS No. 146 as of October 1, 2002 did not have a material impact on its financial position or results of operations.

SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management does not believe that the adoption of SFAS No. 149 will have a material impact on its financial position or results of operations.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe that the adoption of SFAS No. 150 will have a material impact on its financial position or results of operations.

The FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* in November 2002 and FIN No. 46, *Consolidation of Variable Interest Entities*, in January 2003. FIN No. 45 is applicable on a prospective basis for initial recognition and measurement provisions to guarantees issued after December 2002; however, disclosure requirements are effective immediately. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee and expands the required disclosures to be made by the guarantor about its obligation under certain guarantees that it has issued. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations. FIN No. 46 requires that a company that controls another entity through interests other than voting interests should consolidate such controlled entity in all cases for interim periods beginning after June 15, 2003. Management does not believe the adoption of FIN No. 46 will have a material impact on its financial position or results of operations.

Other Information

Supplemental Cash Flow Information — The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Significant non-cash transactions primarily include the assumption and/or issuance of debt related to the acquisition of certain printing businesses (see Note 4. Acquisitions) and the issuance of term equipment notes related to the purchase of printing equipment (see Note 6. Long-Term Debt). The Company issued term equipment notes to finance the purchase of certain new equipment totaling $6,014, $5,855 and $31,540 during the years ended March 31, 2003, 2002 and 2001.

The Company paid (or received) cash for interest and income taxes, net of refunds, totaling $10,286 and $(534) in 2003, $14,767 and $64 in 2002, and $22,164 and $11,121 in 2001.

Earnings (Loss) Per Share — Basic earnings (loss) per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings (loss) per share reflect net income divided by the weighted average number of common shares and dilutive stock options outstanding.

Related Party Transactions — In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company.

Special Charge — The Company recorded a special charge of $6,440 ($4,117 after tax) during the fourth quarter of fiscal 2001 related to direct and incremental costs primarily associated with combining the operations at three small, under-performing locations into nearby facilities and exiting a portion of its business at a fourth location. The components of the charge are impairment of property and equipment values totaling $2,272, impairment of goodwill totaling $1,074, facility exit costs totaling $1,504 and other direct costs totaling $1,590.

Impairment losses were calculated based on the excess of the recorded value of property and equipment over each asset's respective fair value using recent comparable market data. Other direct costs included primarily payroll-related expenses, incremental costs necessary to maintain buildings and equipment after the shutdown of each facility, costs incurred for work-in-process unable to be completed and billed due to the closings, and professional service fees. Additionally, costs totaling $160 and $235 related to items incurred but not yet paid were reflected in accrued liabilities as of March 31, 2003 and 2002.

Fair Value of Financial Instruments — The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $98,088 and $159,552 at March 31, 2003 and 2002, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $65,674 at March 31, 2003 was $67,268. The Company estimates that the fair value of its fixed rate debt obligations totaling $74,185 at March 31, 2002 was $74,998. Estimates of fair value are based on interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. The Company's cash deposits are held in large, national financial institutions. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for the extension of credit.


ROLEX
ROLEX
2003 ROLEX KENTUCKY THREE-DAY EVENT
Bayer

3. Accounting Change

Effective April 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* which required it to discontinue amortizing goodwill, perform an initial transitional impairment test and conduct an annual impairment test thereafter to determine if the remaining balance of goodwill of each if its reporting units should be reduced to reflect its estimated fair value. Prior to its adoption of SFAS No. 142, the Company periodically evaluated whether the remaining balance of goodwill was recoverable by assessing current and future levels of income and cash flows on an undiscounted basis, as well as other factors, such as business trends and general market conditions. The Company determined that each of its individual printing businesses constitutes a stand-alone reporting unit under SFAS No. 142. The Company determines fair value for each reporting unit using capitalization of earnings estimates and market valuation multiples. As of April 1, 2002, net goodwill balances attributable to each of the Company's reporting units were tested for impairment by comparing the fair value of each reporting unit to its carrying value. Based on these impairment tests, the Company recognized a transitional impairment charge of $74,376, net of a deferred tax benefit of $15,379, which is reflected as a cumulative effect of accounting change in the accompanying consolidated income statement.

As of March 31, 2003, the Company conducted its annual valuation test and recorded a pre-tax goodwill impairment charge of $38,033, which is reflected as goodwill impairment in the accompanying consolidated income statement. The impairment resulted principally from the impact that the continued weakness in printing industry conditions and other negative economic factors had on the Company's reporting units.


The guide to marketing genius

Had the provisions of SFAS No. 142 been in effect for all periods presented in the accompanying consolidated financial statements, net income (loss) and earnings (loss) per share as reported would have been reported on the following pro forma basis:

Year Ended March 31	**2003**	2002	2001
Net income (loss) as reported	**$(87,315)**	$16,680	$22,111
Add: cumulative effect of accounting change, net of tax	**74,376**	—	—
Add: goodwill amortization	—	5,373	5,279
Less: tax benefit of deductible goodwill amortization	—	(767)	(606)
Pro forma net income (loss)	**$(12,939)**	$21,286	$26,784
Basic Earnings (Loss) Per Share:			
Net income (loss) as reported	**$(6.58)**	$1.27	$1.68
Add: cumulative effect of accounting change, net of tax	**5.60**	—	—
Add: goodwill amortization	—	.41	.40
Less: tax benefit of deductible goodwill amortization	—	(.06)	(.05)
Pro forma net income (loss)	**$(.98)**	$1.62	$2.03
Diluted Earnings (Loss) Per Share:			
Net income (loss) as reported	**$(6.47)**	$1.25	$1.68
Add: cumulative effect of accounting change, net of tax	**5.51**	—	—
Add: goodwill amortization	—	.40	.40
Less: tax benefit of deductible goodwill amortization	—	(.06)	(.05)
Pro forma net income (loss)	**$(.96)**	$1.59	$2.03

4. Acquisitions

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair market value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

During fiscal 2003, the Company acquired the business and assets of two companies located near Baltimore, Maryland, one of which was immediately merged into another existing operation of the Company. To complete these acquisitions, in the aggregate, the Company paid cash totaling $4,205. The allocation of the purchase price of the businesses acquired in fiscal 2003 included current assets of $3,627, property and equipment of $1,012 and other assets of $655, less current liabilities assumed of $1,089.

During fiscal 2002, the Company acquired the assets of three printing businesses. To complete these acquisitions, in the aggregate, the Company paid cash totaling $11,231 and issued debt totaling $5,129. The allocation of the purchase price of the businesses acquired in fiscal 2002 included current assets of $11,704 and property and equipment of $9,990, less current liabilities assumed of $5,334.

The following table sets forth unaudited pro forma information and assumes that each of the acquisitions in fiscal 2003 occurred at the beginning (April 1) of the fiscal years ended March 31, 2003 and 2002.

Year Ended March 31	**2003**	2002
(Unaudited)		
Sales	**$713,470**	$708,184
Net income (loss)	**(87,186)**	18,951
Diluted earnings (loss) per share	**(6.46)**	1.42

The preceding pro forma financial information does not purport to be indicative of the Company's financial position or results of operations that would have occurred had the transactions been completed at the beginning of the period presented, nor does such pro forma information purport to indicate the Company's results of operations at any future date or for any future period.

Additionally, to satisfy certain liabilities of previously acquired printing businesses or pursuant to earnout agreements, the Company paid cash of $ 2,035, $3,414 and $4,782 in fiscal years 2003, 2002 and 2001.

5. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

March 31	**2003**	2002	Estimated Life in Years
Land	**$7,907**	$7,982	—
Buildings and leasehold improvements	**55,444**	53,720	5-30
Machinery and equipment	**328,539**	318,377	7-20
Computer equipment and software	**21,820**	22,057	2-5
Furniture, fixtures and other	**9,021**	9,438	5-7
	422,731	411,574	
Less — accumulated depreciation	**(144,597)**	(117,743)	
	$278,134	$293,831	

6. Long-Term Debt

The following is a summary of the Company's long-term debt as of:

March 31	**2003**	2002
Bank credit facilities	**$89,040**	$149,281
Term equipment notes	**65,317**	73,708
Other	**9,405**	10,748
	163,762	233,737
Less — current portion	**(20,595)**	(19,877)
	$143,167	$213,860

The Company entered into a five-year $225,000 senior secured credit facility (the "Bank Credit Facility") with a syndicate of banks in December 2000. The Bank Credit Facility is composed of a $50,000 five-year term loan (the "Term Loan"), of which $25,000 was outstanding at March 31, 2003, and a $175,000 five-year revolving credit line (the "Revolving Line"), of which $60,000 was outstanding at March 31, 2003. The Term Loan requires quarterly payments of $2,500 each through September 30, 2005.

The proceeds of the Bank Credit Facility can be used by the Company to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes, and, subject to certain restrictions, repurchase its

common stock. Borrowings outstanding under the Bank Credit Facility are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Bank Credit Facility accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to 1.00%. The Company is also required to pay a commitment fee on available but unused amounts ranging from .275% to .375% annually. The applicable interest rate margin and commitment fee are based upon the Company's ratio of Funded Debt to Pro Forma Consolidated EBITDA, as defined, redetermined quarterly. On March 31, 2003 borrowings outstanding under the Term Loan and the Revolving Line accrued interest at a weighted average rate of 3.48%.

The covenants contained in the Bank Credit Facility agreement, among other things, limit the Company's ability to (i) incur secured and unsecured debt beyond specific amounts or based upon financial ratios, (ii) pledge its assets beyond specific amounts, (iii) merge, consolidate with or acquire other companies where the total consideration paid is above certain levels, (iv) change its primary business, (v) pay cash dividends, (vi) make capital expenditures or dispose of assets beyond certain levels. The Company must also meet certain financial tests relating to its leverage ratio, interest coverage ratio, fixed charge coverage ratio and consolidated net worth. The Company was in compliance with these covenants and financial tests as of March 31, 2003. The Company obtained an amendment to its Bank Credit Facility in April 2002 which specifically provided that the transitional goodwill impairment charge (see Note 3. Accounting Change) would not impact compliance with these covenants.

In addition, the Company maintains an auxiliary revolving credit facility (the "Auxiliary Bank Facility") with a commercial bank expiring in February 2004. The Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. At March 31, 2003, borrowings outstanding under the Auxiliary Bank Facility totaled $4,040 and accrued interest at a rate of 3.09%.

The Company's term equipment notes consist primarily of notes payable pursuant to financing agreements between the Company and various lenders (the "Lender Notes") and between the Company and the finance affiliates of two printing equipment manufacturers (the "Equipment Notes"). In October and December 2002, the Company issued Lender Notes in an aggregate principal amount of $38,472 and utilized the proceeds thereof to retire certain of the outstanding Equipment Notes. The Lender Notes are secured by the equipment that was refinanced. At March 31, 2003 outstanding borrowings under the Lender Notes totaled $36,274 and accrued interest at a weighted average rate of 5.91%. The Lender Notes provide for fixed monthly principal payments plus interest over a five-year term, ending with a balloon payment at maturity. At March 31, 2003 outstanding borrowings under the Equipment Notes totaled $26,980 and accrued interest at a weighted average rate of 6.18%. The Equipment Notes provide for fixed payments of principal and interest for a defined period of up to ten years from the date of issuance and are secured by the purchased equipment. The remaining balance of term equipment notes totaling $2,063 primarily consists of various secured debt obligations assumed by the Company in connection with certain prior year acquisitions of printing businesses. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes; however, the Bank Credit Facility places certain limitations on the amount of additional term note obligations the Company may incur in the future.

The Company's remaining debt obligations consist of a promissory note totaling $4,336, industrial revenue bonds totaling $4,505 and various other debt obligations totaling $564. The Company does not have any significant financial covenants or restrictions associated with these debt obligations.

The principal payment requirements by fiscal year under our debt obligations are: 2004 - $20,595; 2005 - $21,421; 2006 - $79,844; 2007 - $11,634; 2008 - $19,667; and thereafter - $10,601.

7. Income Taxes

The provision for income taxes is comprised of the following:

Year Ended March 31	2003	2002	2001
Current	**$276**	$1,590	$7,830
Deferred	**4,008**	9,530	7,334
	$4,284	$11,120	$15,164

The provision for income taxes differs from an amount computed at the statutory rates as follows:

Year Ended March 31	2003	2002	2001
Provision (benefit) at the statutory rate	**$(3,030)**	$9,730	$13,046
State income taxes, net of federal income tax benefit	**757**	363	583
Non-deductible expenses:			
Amortization of goodwill	**—**	1,458	1,205
Goodwill impairment	**6,976**	—	—
Other	**(419)**	(431)	330
	$4,284	$11,120	$15,164

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the amount of taxable income available in carryback years and future taxable income, among other factors, in assessing the potential need for a valuation allowance.



The components of deferred income tax assets and liabilities are as follows:

March 31	2003	2002	2001
Deferred income tax liabilities:			
Property and equipment	**$53,474**	$54,234	$44,683
Goodwill and other	**426**	12,103	10,283
Total deferred income tax liabilities	**$53,900**	$66,337	$54,966
Deferred income tax assets:			
Accounts receivable and inventory	**$418**	$1,356	$1,379
Accruals not currently deductible	**3,669**	3,797	2,644
Total deferred income tax assets	**$4,087**	$5,153	$4,023

8. Commitments and Contingencies

Operating Leases — The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $13,627, $11,252 and $10,202 for the years ended March 31, 2003, 2002 and 2001.

The Company's operating lease obligations by fiscal year are as follows: 2004 - $11,817; 2005 - $9,680; 2006 - $7,409; 2007 - $5,881; 2008 - $4,628; thereafter - $6,784.

Contingent Transaction Consideration — The Company has entered into earnout agreements in connection with certain prior year acquisitions of printing businesses. If the acquired printing businesses generate operating profits in excess of pre-determined targets, the Company may be obligated to make additional cash payments or issue additional shares of its



common stock. As of March 31, 2003, the Company was contingently obligated through fiscal 2005 to make additional cash payments of up to $3,890 and issue up to 23,795 shares of its common stock for all periods in the aggregate.

Letters of Credit — In connection with the assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, the Company had two letters of credit outstanding as of March 31, 2003 for a combined total of $4,631. These letters of credit were issued pursuant to the terms of the Bank Credit Facility, which expires in 2005, and the Company may be required to obtain replacement letters of credit at that time.

Insurance Programs — The Company maintains third-party insurance coverage in amounts and against the risks it believes are reasonable in its circumstances. Under certain components of its insurance program, the Company shares the risk of loss with its insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. For these components, we accrue expected loss amounts which are determined using a combination of the Company's historical loss experience and subjective assessment of the Company's future loss exposure, along with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainty from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions.

Legal Matters — From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes will have a material adverse effect upon the Company's financial position or results of operations.

9. Stock Options

Employees of the Company and certain nonemployee members of the Company's Board of Directors have been or may be granted rights to purchase shares of the Company's common stock pursuant to the Consolidated Graphics, Inc. Long-Term Incentive Plan (the "Plan"). Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Options granted under the Plan are at a price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally expire upon termination of employment and vested options expire six months after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period not in excess of five years. At March 31, 2003, a total of 2,863,809 shares were reserved for issuance pursuant to the Plan, of which 889,990 shares were reserved for options which had not been granted.

The following table sets forth option transactions under the Plan:

Year Ended March 31	**2003**		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at April 1	**1,960,801**	**$25.02**	2,160,386	$25.83	1,236,660	$38.36
Granted	**460,976**	**18.53**	461,112	19.19	1,116,069	11.18
Exercised	**(141,086)**	**11.61**	(217,087)	12.12	(55,250)	7.62
Forfeited or expired	**(306,872)**	**23.50**	(443,610)	29.61	(137,093)	27.15
Outstanding at March 31	**1,973,819**	**24.67**	1,960,801	25.02	2,160,386	25.83
Exercisable at March 31	**503,914**	**$26.87**	382,132	$31.50	398,289	$29.50

10. Unaudited Quarterly Financial Data

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2003 and 2002. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2003:				
Sales	**$176,104**	**$181,774**	**$186,296**	**$166,105**
Gross profit	**43,450**	**44,012**	**44,852**	**37,379**
Net income (loss)	**(69,322)** [1]	**5,385**	**5,747**	**(29,125)** [2]
Basic earnings (loss) per share	**(5.25)**	**.41**	**.43**	**(2.18)**
Diluted earnings (loss) per share	**(5.11)**	**.40**	**.42**	**(2.13)**
Fiscal 2002:				
Sales	$164,435	$160,157	$153,750	$165,606
Gross profit	43,832	41,878	39,375	41,716
Net income	5,080	4,300	3,574	3,726
Basic earnings per share	.39	.33	.27	.28
Diluted earnings per share	.38	.32	.27	.28

[1] Includes the effect of a transitional goodwill impairment charge of $74,376 net of tax pursuant to the adoption of SFAS No. 142 (see Note 3. Accounting Change).

[2] Includes the effect of pre-tax goodwill impairment charge of $38,033 ($31,154 net of tax) determined as of March 31, 2003, pursuant to the provisions of SFAS No. 142.

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.


ELMS


PERIENCE XM


Wake Forest

The Board of Directors and Stockholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2003 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the years ended March 31, 2002 and 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on such consolidated financial statements, before the revision described in Note 3 to the consolidated financial statements, in their report dated May 17, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the years ended March 31, 2002 and 2001, were audited by other auditors who have ceased operations. As described in Note 3 to the consolidated financial statements, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* which was adopted by Consolidated Graphics, Inc. and subsidiaries as of April 1, 2002. In our opinion, the transitional disclosures for the years ended March 31, 2002 and 2001 are appropriate. However, we were not engaged to audit, review or apply any procedures to the consolidated financial statements of Consolidated Graphics, Inc. and subsidiaries for the years ended March 31, 2002 and 2001, other than with respect to such disclosures. Accordingly, we do not express an opinion or any other form of assurance on such consolidated financial statements for the years ended March 31, 2002 and 2001, taken as a whole.

KPMG LLP
Houston, Texas
May 30, 2003

A change in independent auditors from Arthur Andersen LLP to KPMG LLP was reported by the Company on Form 8-K dated July 16, 2002.

This report is a copy of a previously issued report; the predecessor auditor has ceased operations and has not reissued this report; the previously issued report refers to financial statements not physically included in this document; and the prior-period consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," *which was adopted by Consolidated Graphics, Inc. and subsidiaries as of April 1, 2002.*

To the Shareholders of Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. (a Texas corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Houston, Texas
May 17, 2002

Headquarters

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 787-0977

Transfer Agent & Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

Annual Shareholders' Meeting

The Annual Meeting of Shareholders will be held at the Hyatt Regency Houston
1200 Louisiana Street, Houston, Texas, 77002
Thursday, July 24, 2003 at 5:00 p.m., C.D.T.

Form 10-K Availability

The Company's Annual Report on Form 10-K for the year ended March 31, 2003 may be obtained without charge by writing to G. Christopher Colville, Executive Vice President, Chief Financial Officer and Secretary at the Company's headquarters or via the Company's Web site at www.consolidatedgraphics.com.

Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "CGX". As of April 30, 2003, there were 139 shareholders of record representing more than 3,600 beneficial owners. The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

Fiscal 2003	High	Low
1st Quarter	22.50	17.40
2nd Quarter	19.10	14.35
3rd Quarter	23.97	14.80
4th Quarter	25.20	14.50

Fiscal 2002	High	Low
1st Quarter	17.32	11.25
2nd Quarter	22.10	13.95
3rd Quarter	19.55	15.72
4th Quarter	20.80	18.20

We have not previously paid a cash dividend on our common stock and presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, debt covenants, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our bank credit agreements include restrictions that limit our ability to pay dividends above certain levels.

The only equity compensation plan we have is the Consolidated Graphics, Inc. Long-Term Incentive Plan, as amended (the "Plan"), which has been approved by our shareholders. Under this Plan, employees of our Company and certain nonemployee members of our Board of Directors have been, or may be, granted options to purchase shares of our common stock at a price not less than the market price of the stock at the date of grant. As of April 30, 2003, there were 1,973,819 options outstanding under the Plan at an average exercise price of $24.67. Further, a total of 889,990 shares of our common stock were reserved for issuance of options which had not been granted.

Company Directory

Directors

Joe R. Davis
Chairman and Chief Executive Officer

Larry J. Alexander
Retired, Senior Vice President, SBC, Inc.

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer, Saratoga Financial Group

Gary L. Forbes
Vice President, Equus Capital Management Corporation

James H. Limmer
Partner, Tekell, Book, Matthews & Limmer, L.L.P.

Hugh N. West, M.D.
Private Investor

Officers

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Joe R. Davis

EXECUTIVE VICE PRESIDENTS
Michael B. Barton
Chief Administrative Officer
G. Christopher Colville
Chief Financial Officer and Secretary
Jerry V. Brofft
Purchasing

GROUP VICE PRESIDENTS - OPERATIONS
Trent C. Cunningham
Wayne S. Lynn
Dennis L. Rampe
Thomas W. Simunek
Stephen A. Wellenbach

PRESIDENT - CGXMEDIA
Darrell M. Whitley

VICE PRESIDENTS
George H. Abboud
Operations
Lynn M. Brewton
National Accounts
Alan G. Millis
Controller
James P. Pessagno
Risk Management
Cody W. Smith
Mergers & Acquisitions
Robert T. Woods
Tax

Forward-Looking Information – Safe Harbor Provisions

This Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such information involves known and unknown risks and uncertainties including those created by general market conditions, competition and the possibility that events may occur which limit the Company's ability to maintain or improve its operating results and acquire additional printing businesses. The Company's expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel. In addition, the Company's expectations regarding future acquisitions assume, among other things, the Company's ability to identify new acquisition opportunities and its ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For a discussion identifying other important factors that could cause actual results to vary materially from those anticipated in the forward-looking information contained herein, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2003, as well as "Management's Discussion and Analysis" and the Consolidated Financial Statements and notes thereto included herein. The Company expressly disclaims any duty to provide updates to this forward-looking information, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or circumstances or changes in expectations.

Printing: Automated Graphic Systems, a Consolidated Graphics® company

CONSOLIDATEDGRAPHICS®

5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 787-0977
www.consolidatedgraphics.com